EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at October 31, 2016:

As at October 31, 2016
(in millions of Canadian dollars)
Subordinated Debentures	7,633
Equity
Common Equity
Common Shares	15,513
Retained Earnings	34,752
Accumulated Other Comprehensive Income	2,240
Other Reserves	152

Total Common Equity	52,657
Preferred Shares	3,594

Total Equity Attributable to Equity Holders of the Bank	56,251
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,570

Total Equity	57,821

Total Capitalization	65,454

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for each of the years in the five year period ended October 31, 2016.

	October 31,
	2016	2015	2014	2013	2012

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	8.18	7.90	8.52	7.42	7.43
Including interest on deposits	2.12	2.18	2.21	2.01	2.03
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	7.22	7.07	7.29	6.03	6.02
Including interest on deposits	2.07	2.14	2.15	1.94	1.96

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.